UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into Gold Reserve Inc.’s (the “Company”) current Registration Statements on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”).

The following exhibit is furnished with this Form 6-K:

99.1 News Release

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference in this report contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.  Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

  delay or failure by the Bolivarian Republic of Venezuela (“Venezuela”) to make required payments or otherwise honor its obligations under the settlement agreement (the “Settlement Agreement”), between us and Venezuela with respect to the payment of amounts awarded under the arbitral award (the “Award”) granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas Project and the sale to Venezuela of the technical mining data related to such project for use by the Mixed Company (as defined below);
  the ability of the Company and Venezuela to successfully form and operate the jointly owned company (the “Mixed Company”) for the purposes of developing the Brisas Project and the adjacent Cristinas gold-copper project in a combined project (the “Brisas-Cristinas Project”);
  the ability of Venezuela to obtain sufficient financing on favorable terms, if at all, to make the required payments under the Settlement Agreement in a timely manner and/or to fund the development of the Brisas-Cristinas Project by the Mixed Company;
  the ability of the Company and Venezuela to obtain the approval of the National Executive Branch of the Venezuelan government to provide tax and other economic benefits for the activities of the Mixed Company;
  our ability to successfully provide engineering, procurement and construction services to the Mixed Company under the technical services agreement we expect to enter into with respect to the Mixed Company, including our ability to identify and secure third party service providers in Venezuela;
  risks associated with exploration and, if adequate reserves, financing and other resources are available, development of the Brisas-Cristinas Project (including regulatory and permitting risks);
  risks associated with fluctuations in currency exchange rates and metal prices and metal production volatility;
  the concentration of our future operations and assets in Venezuela, including operational, regulatory, political and economic risks associated with Venezuelan operations;
  the potential for corruption and uncertain legal enforcement in Venezuela, including requests for improper payments;
  the potential that civil unrest, military actions and crime will impact our potential future operations and assets in Venezuela;
  our prospects in general for the exploration and development of mining projects in the future and other risks normally incident to the exploration, development and operation of mining properties;
  our ability to satisfy the obligations under our outstanding notes and contingent value rights following any payment by Venezuela under the Settlement Agreement, and any subsequent distribution of remaining funds to our shareholders (subject in each case to the payment of outstanding or incurred corporate obligations and/or taxes);
  if Venezuela fails to make required payments under the Settlement Agreement and it is terminated, our ability to resume our efforts to collect the Award and the timing and success of that collection effort;
  the costs associated with the enforcement and collection of the Award, including the costs that we will incur in connection with the Settlement Agreement;
  pending the receipt of payments under the Settlement Agreement, our ongoing liquidity and capital resources and access to additional funding in the future when required;
  continued servicing or restructuring of our outstanding notes or other obligations as they come due;
  shareholder dilution resulting from restructuring, refinancing or conversion of our outstanding notes or from the sale of additional equity, if required;
  our ability to maintain continued listing of its Class A common shares on the TSX Venture Exchange;
  value realized from the disposition of the remaining Brisas Project related assets, if any;
  adverse U.S. and/or Canadian tax consequences;
  abilities and continued participation of certain key employees; and
  our long-term plan for identifying and achieving revenue producing operations in the future.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk Factors” contained in our Annual Information Form and Annual Report on Form 40-F filed on www.sedar.com and www.sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2016

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO